Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement pertaining to the Goldleaf Financial Solutions, Inc. 2005 Long-Term Equity Incentive Plan, as amended, of our report dated February 18, 2005 (except for the Reclassifications paragraph of Note 1, as to which the date is August 1, 2006, and the Stock Split paragraph of Note 1, as to which the date is September 8, 2006), with respect to the 2004 consolidated financial statements and schedule of Goldleaf Financial Solutions, Inc. (formerly Private Business, Inc.) included in the Annual Report (Form 10-K) of Goldleaf Financial Solutions, Inc. for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst + Young LLP
Nashville, Tennessee
July 26, 2007